SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended December 31, 2006

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to _______________

Commission file number         0-14209

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Firstbank Corporation Amended and Restated 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTBANK CORPORATION
311 Woodworth Avenue
Alma, Michigan 48801

FIRSTBANK CORPORATION
401(K) PLAN

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2006 and 2005

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

Supplementary Information as of December 31, 2006

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Firstbank Corporation 401(K) Plan
311 Woodworth Ave
Alma, MI 48801-6029

We have audited the accompanying statements of net assets available for benefits of Firstbank 401(K) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purposes of forming an opinion on the basic financial statements taken as a whole. The December 31, 2006, supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/ Rehmann Robson

Saginaw, Michigan
June 27, 2007

FIRSTBANK CORPORATION
401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

ASSETS	2006	2005

Investments, at fair value
Mutual funds	$15,861,662	$8,896,163
Firstbank Corporation common stock	5,831,511	6,863,897
Money market funds	499,726	-
Common collective trust funds	-	4,057,116
Loans to participants	220,798	235,333

Total investments at fair value	22,413,697	20,052,509

Receivables
Participant contributions	28,740	27,347
Employer contribution	15,001	12,416
Accrued income	407,906	-

Total receivables	451,647	39,763

Total assets (equal to net assets
available for benefits)	$22,865,344	$20,092,272

The accompanying notes are an integral part of these financial statements.

FIRSTBANK CORPORATION
401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31

	2006	2005

Additions to net assets attributed to
Net investment income (loss)
Net appreciation (depreciation) in aggregate
fair value of investments	$1,032,205	$(1,208,160)
Dividends	1,063,942	815,579
Interest	65,559	12,560

Net investment income (loss)	2,161,706	(380,021)

Contributions
Participants'	902,012	777,439
Employer's	440,306	368,259
Rollovers	22,574	-

Total contributions	1,364,892	1,145,698

Net assets transferred from another plan	978,456	-

Total additions	4,505,054	765,677

Deductions from net assets attributed to
Benefits paid to participants	1,714,578	1,016,759
Other expenses	17,404	4,363

Total deductions	1,731,982	1,021,122

Net increase (decrease)	2,773,072	(255,445)

Net assets available for benefits
Beginning of year	20,092,272	20,347,717

End of year	$22,865,344	$20,092,272

The accompanying notes are an integral part of these financial statements.

FIRSTBANK CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following description of the Firstbank Corporation 401(k) Plan (the “Plan”) formally named as the Firstbank Corporation Amended and Restated 401(k) Plan, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

        General

The Plan was established by the plan sponsor, Firstbank Corporation (the “Company” or “Employer”), effective January 1, 1988, and amended and restated effective January 1, 2006. The Plan is a defined contribution plan which covers all employees who are at least 21 years of age and have completed 90 days of service. The Plan is primarily designed to allow participants to make elective contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

        Contributions

Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement and are subject to certain limitations. Participants who have attained age 50 before the end of the Plan year are eligible to elect to make additional “catch-up” contributions. Participants may also contribute rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may, at the sole discretion of its Board of Directors, contribute to each participant’s account a matching contribution, which is based on a percentage of the participant’s elective contribution for the year. For 2006 and 2005, the Company made matching contributions equal to 70% of the first 6% of the compensation deferred by each 401(k) plan participant subject to certain limitations as specified in the Plan agreement. Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers 17 mutual funds, a money market and shares of Firstbank Corporation common stock as investment options for participants.

FIRSTBANK CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

        Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of any expenses paid directly by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participant’s deferrals and rollovers and the vested portion of the Company matching contributions.

        Transferred Assets

Effective December 22, 2006, the Keystone Community Bank 401(k) Plan net assets were merged into the Plan. Total net assets transferred were $978,456.

        Vesting

Participants are immediately vested in their elective contributions plus actual earnings thereon. The Plan was amended effective December 31, 2002, to allow all participants to become 100% vested in contributions previously made under the ESOP feature of the amended Plan. Vesting in the Company matching contributions are based on years of completed service, as defined by the Plan agreement. A participant is 100 percent vested after six years of credited service.

        Participant Loans

The Plan provides that participants can borrow funds against their account balances up to 50% of their vested account balance less the amount of their ESOP balance under a previously amended plan, or $50,000, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at annual rates that range from 5.0% to 10.0%. Principal and interest are collected ratably through payroll deductions.

        Payment of Benefits

On termination of service due to death, disability, or retirement, a participant is entitled to 100 percent of his or her vested account balance. For termination of service for other reasons, a participant or his or her beneficiary receives the vested portion in the participant’s account in a lump-sum amount. A participant may receive the portion of his or her account invested in shares of Firstbank Corporation common stock in-kind or in cash.

FIRSTBANK CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

        Forfeited Accounts

Forfeited nonvested accounts are used to reduce future employer cash contributions with any remaining amounts first allocated to Plan expenses and then among the accounts of participants. Forfeitures of $13,181 and $1,589 were reallocated to participants as an additional employer contribution during 2006 and 2005, respectively.

At December 31, 2006 and 2005, forfeited nonvested accounts yet to be reallocated totaled $52,500 and $42,351, respectively. These accounts will be used to reduce future employer contributions.

        Administrative Expenses

The Plan’s administrative expenses, including salaries, accounting, record keeping, trustee fees, and legal, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Other professional fees related to the investment and administration services of the Plan’s assets are paid for by the Plan.

Summary of Significant Accounting Policies

        Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

        Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

FIRSTBANK CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

        Investment Valuation and Income Recognition

Mutual fund shares and shares of Firstbank Corporation common stock are stated at fair value, based upon quoted market prices. Money market fund investments are reported at their outstanding balance including reinvested earnings, which approximates fair values. Participant loans are valued at their outstanding balances, which approximates fair value. Common collective trust funds are stated at fair value, which reflects the net asset value of the units held by the Plan as determined by the trustee.

Unrealized appreciation or depreciation in the aggregate fair value of investments represents the net change in the difference between aggregate fair value and the cost of investments, including reinvestment of earnings. The realized gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold.

Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of investments for such investments.

        Payment of Benefits

Benefits are recorded only when paid.

FIRSTBANK CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2006	2005

Investments at fair value as determined
by quoted market price
Mutual Funds
Dodge & Cox International Stock Fund	$1,523,695	-
Dodge & Cox Stock Fund	1,316,979	-
T Rowe Price Retirement 2010 Fund	1,902,445	-
T Rowe Price Retirement 2015 Fund	1,192,329	-
T Rowe Price Retirement 2020 Fund	1,954,563	-
T Rowe Price Retirement 2030 Fund	2,748,339	-
ABN AMRO Income Plus "D" Fund	-	2,333,288
American Funds Washington Mutual "A" Fund	-	1,467,818
PIMCO Total Return "A" Fund	-	1,360,461
Principal Trust S&P 500 Index Fund	-	1,717,071
ABN Capital Growth "N" Fund	-	1,453,917
Eagle Overseas "A" Fund	-	2,635,945

Common Stock
Firstbank Corporation common stock	5,831,511	6,835,945

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the year ended December 31:

	2006	2005

Firstbank Corporation common stock	$(583,739)	$(1,277,988)
Common collective trust funds	92,852	159,698
Mutual funds	1,523,092	(89,870)

Net appreciation (depreciation) in
aggregate fair value	$1,032,205	$(1,208,160)

FIRSTBANK CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and annual audit of the Plan are paid by the Company. Other professional fees related to the investment and administration of the Plan’s assets during 2006 were paid by the Plan to Greenleaf Trust and Principal Financial Group, the custodians of the Plan, and amounted to $17,404. The fees paid by the Plan for these services during 2005 were paid to Principal Financial Group and ABN AMRO and amounted to $4,363.

The Plan’s investment in Firstbank Corporation common stock as of December 31, 2006 and 2005, represents party-in-interest investments. The 274,166 and 295,602 shares of Firstbank Corporation common stock held by the Plan as of December 31, 2006 and 2005, respectively, represent approximately 4.2% and 4.7% of the Company’s total outstanding shares of common stock as of those dates.

As of December 31, the Plan held the following party-in-interest investments (at fair value):

	2006	2005

Firstbank Corporation common stock	$5,831,511	$6,863,897
Loans to Plan participants	220,798	235,333
Principal Trust S&P 500 Index Fund	-	1,717,071
ABN AMRO Growth "N" Fund	-	1,453,917
ABN AMRO Balanced "N" Fund	-	479,926
ABN AMRO Income Plus Fund	-	2,340,045
ABN AMRO Aggressive Growth "N" Fund	-	786,406

Cash dividends of $248,936 and $242,305 were paid to the Plan by Firstbank Corporation during 2006 and 2005, respectively, based on shares of common stock held by the Plan on the dates of declaration. This dividend income is included as dividends in the Statement of Changes in Net Assets Available for Benefits. A common stock dividend equal to 5% of the outstanding shares of common stock was declared and paid by Firstbank Corporation in 2006 and 2005, respectively. As a result of this common stock dividend, Firstbank Corporation issued 13,445 and 14,780 additional shares of Firstbank Corporation common stock to the Plan during 2006 and 2005, which were recorded by the Plan at the aggregate fair value of the shares of $298,613 and $343,195, respectively, on the record dates in each year.

FIRSTBANK CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated May 21, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Plan’s administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes the Plan was qualified and the related trust was tax exempt as of the financial statement date.

5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

6.	RISKS AND UNCERTAINTIES
The Plan provides for various investment options in a money market fund, mutual funds and in shares of Firstbank Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ accounts and the amounts reported in the Statements of Net Assets Available for Benefits.

* * * * *

SUPPLEMENTARY INFORMATION

FIRSTBANK CORPORATION
401(K) PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

PLAN # 002
EIN 38-2633910

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

	Mutual funds
	T Rowe Price Retirement 2030 Fund	147,840 shares	$2,748,339
	T Rowe Price Retirement 2020 Fund	112,655 shares	1,954,563
	T Rowe Price Retirement 2010 Fund	119,877 shares	1,902,445
	Dodge & Cox International Stock Fund	34,899 shares	1,523,695
	Dodge & Cox Stock Fund	8,582 shares	1,316,979
	T Rowe Price Retirement 2015 Fund	96,389 shares	1,192,329
	T Rowe Price Personal Income Fund	42,807 shares	678,060
	T Rowe Price Retirement 2040 Fund	34,494 shares	646,770
	Fidelity Capital Appreciation Fund	20.198 shares	547,554
	T Rowe Price Retirement Income Fund	36,788 shares	483,022
	Columbia Acorn Fund	15,568 shares	462,513
	Rainer Small/Mid Cap Equity	11,861 shares	440,404
	Vanguard Total Bond Market Index Fund	41,858 shares	418,160
	Pacific Capital Small Cap	22,151 shares	416,223
	Vanguard 500 Index Fund	2,844 shares	371,456
	Vanguard Mid Cap Index Fund	15,263 shares	301,898
	Vanguard Small Cap Stock Index Fund	8,253 shares	269,213
	Fidelity Value Fund	2,333 shares	188,039

	Total mutual funds		15,861,662

	Common stock
*	Firstbank Corporation	274,166 shares of common stock	5,831,511
	Money market funds
	Northern Diversified Asset Fund	499,726 par value	499,726
*	Loans
	Participant loans	Maturing through 2014 with interest rates ranging from 5% to 10%, collateralized by participant account balances.	220,798

	Total investments		$22,413,697

	(a) An asterisk in this column identifies a person known to be a party-in-interest.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Firstbank Corporation Amended and Restated 401(k) Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTBANK CORPORATION AMENDED AND RESTATED 401(K) PLAN By: Firstbank Corporation Plan Administrator By: /s/ David L. Miller —————————————— David L. Miller Vice President of Human Resources

Date: June 28, 2007

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm